GLOBE BUSINESS RESOURCES, INC.
                            EXHIBIT 99 - SAFE HARBOR

     The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation in many instances for forward-looking statements. In order to take advantage of the Act, such statements must be accompanied by meaningful cautionary statements that identify important factors that could cause actual results to differ materially from those that might be projected. This exhibit to the Registrant's Form 10-Q is being filed in order to allow the Registrant to take advantage of the new provisions of this Act by providing the following cautionary statements:

Risk Factors Affecting Globe

     Globe's business operations and strategy are subject to a number of uncertainties and risks which could adversely affect its performance in the future. Among these are the following factors:

     Globe's principal growth strategy depends on the acquisition of other companies in the corporate housing and furniture rental businesses. Although previous acquisitions have been successful to date, there can be no assurance that any additional acquisitions will be consummated or that, if acquisitions are consummated, they will be successful. Acquisitions require a significant commitment of corporate resources, management attention and capital which, in certain cases, could exceed that available to Globe. Additionally, Globe could experience unexpected costs and operational difficulties in integrating acquired businesses.

     There can be no assurances that Globe will be able to maintain large customer contracts, enter into new contracts, or increase market share by expanding into new markets in the future.

     Globe depends on the continued availability of an adequate supply of corporate housing units in its markets. There can be no assurances that Globe will be able to obtain the necessary units and lease terms to match customer demand.

     Many of Globe's competitors have greater financial and other resources than Globe. These resources could give them an advantage in price and service areas.

     Several of Globe's furniture rental customers compete with Globe in its corporate housing business. As Globe expands in the corporate housing area, it may continue to lose furniture rental business from those competitors.

     Globe is dependent on its computer systems in its daily operations. In addition, Globe is developing and implementing a comprehensive corporate housing business information system. Significant time or cost overruns, in excess of the anticipated $0.6 million in nonrecurring consulting fees, on this system development and implementation or unidentified deficiencies in other Globe systems could have a material adverse affect on Globe's operations.

     Globe also depends on continuing lines of credit to fund its operations, including furniture purchases. Any interruption of current lines of credit could have a material adverse affect on Globe if it were unable to obtain additional financing.

     While Globe has not experienced any negative effects resulting from Year 2000 non-compliance of either its own operations or the operations of customers or vendors and it does not have a relationship with any third-party vendor which is material to its operations, there can be no assurance that all possible exposures have been addressed or that future failures would not have an adverse impact on Globe's operations. Costs associated with any such failure cannot be reasonably estimated.


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     GLOBE BUSINESS RESOURCES, INC. EXHIBIT 99 - SAFE HARBOR - CONTINUED


     The Company believes that the industry it serves is significantly influenced by economic conditions generally and by levels of job creation, relocations of employees and general business activity. A prolonged economic downturn could have a material adverse affect on Globe's operations.